Filed Pursuant to Rule 433

Registration No. 333-269915

February 10, 2025

Textron Inc.

$500,000,000 5.500% Notes due 2035

Pricing Term Sheet

Issuer:	Textron Inc.
Security:	5.500% Notes due 2035
Size:	$500,000,000
Maturity Date:	May 15, 2035
Coupon:	5.500%
Interest Payment Dates:	May 15 and November 15,
commencing November 15, 2025
Price to Public:	99.856%
Benchmark Treasury:	UST 4.250% due November 15, 2034
Benchmark Treasury Price and Yield:	98-02+; 4.495%
Spread to Benchmark Treasury:	+102 bps
Yield to Maturity:	5.515%
Make-Whole Call:	T+20 bps (prior to February 15, 2035)
Par Call:	On or after February 15, 2035
Expected Settlement Date:	February 13, 2025 (T+3)
CUSIP / ISIN:	883203 CE9 / US883203CE97
Expected Ratings (Moody’s/S&P):*	Baa2 (positive) / BBB (stable)
Joint Book-Running Managers:	BofA Securities, Inc.
Citigroup Global Markets Inc.
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC
Senior Co-Managers:	U.S. Bancorp Investments, Inc.
PNC Capital Markets LLC
Co-Managers:	BNY Mellon Capital Markets, LLC
Siebert Williams Shank & Co., LLC
Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322 (toll-free), Citigroup Global Markets Inc. at 1-800-831-9146 (toll-free) or MUFG Securities Americas Inc. at 1-877-649-6848 (toll-free).